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                            December 27, 2022

       Yili Kevin Xie
       Chief Financial Officer
       Gracell Biotechnologies Inc.
       Building 12, Block B, Phase II
       Biobay Industrial Park
       218 Sangtian St.
       Suzhou Industrial Park, 215123
       People   s Republic of China

                                                        Re: Gracell
Biotechnologies Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed April 22,
2022
                                                            File No. 001-39838

       Dear Yili Kevin Xie:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       A. Operating Results
       Comparison of Years Ended December 31, 2020 and 2021
       Research and Development Expenses, page 174

   1. You state that research and development activities are central to the Company's business model and are expected
to increase substantially in the future. In this regard, please disclose costs incurred
during each period presented for each of your key research and development projects
and provide other quantitative or qualitative disclosure that increases transparency
as to the type of research and development expenses incurred. We
 Yili Kevin Xie
Gracell Biotechnologies Inc.
December 27, 2022
Page 2
         note that this information had been requested in our comment letters dated November 15,
         2020 and December 12, 2020 and included in your Registration Statement on Form F-1 that was declared effective on January 7, 2021.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Franklin Wyman at 202-551-3660 with any questions.



FirstName LastNameYili Kevin Xie                            Sincerely,
Comapany NameGracell Biotechnologies Inc.
                                                            Division of
Corporation Finance
December 27, 2022 Page 2                                    Office of Life
Sciences
FirstName LastName